================================================================================


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                               AMENDMENT NO. 2 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       AMERICAN DIVERSIFIED HOLDINGS, INC.
                 (Name of small business issuer in its charter)


                   NEVADA                               86-0854150
          (State or jurisdiction of                   (I.R.S. Employer
        incorporation or organization)               Identification No.)


                       12100 Wilshire Boulevard, Suite 680
                          Los Angeles, California 90025
                                  310-442-2660
          (Address and telephone number of principal executive offices)


Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
     NONE                                                     N/A


Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                            Series A Preferred Stock
                                (Title of class)

================================================================================

                             DESCRIPTION OF BUSINESS

GENERAL

        American Diversified Holdings, Inc. ("the Company"), was incorporated on February 4, 1997 under Nevada law and is a holding company formed to engage in the financial services business in the United States and Europe. The Company has established two wholly-owned subsidiaries: American Diversified Asset Management, Inc., ("ADAM"), a Nevada corporation formed in October 1997 (formerly named American Diversified Securities, Inc.); and American Diversified AG Wertspapierhandelsbank a ("ADAG"), a German corporation formed on April 30, 1997 (together the Company and the subsidiaries, including the merged operations of JBRI (see "JBRI-ADAM Merger" below) into ADAM, are referred to as the "Group"). The principal business activities of the Group will be to provide financial services and distribute financial service products to individual and institutional investors in the United States, Germany and the European Union ("EU") countries. The Group's initial principal activity will be to act as investment manager and distributor in the United States and the EU for the Rea-Graham Balanced Fund (the "Fund"), a series mutual fund of Rea-Graham Funds, Inc., a diversified, open-end investment company registered under the Investment Company Act of 1940. ADAG is located in Berlin and will provide financial services and be the initial distributor of the Group's mutual fund products in Germany and the EU. The Group intends to provide a wide range of commercial and consumer financial services to customers in the United States and Europe.

JBRI-ADAM MERGER

        The merger of James Buchanan Rea, Inc. ("JBRI"), a California corporation, with and into ADAM became effective on March 31, 1998. The purpose of the merger was to acquire an existing investment adviser and broker-dealer firm and establish a presence in the United States for the Company as an international financial services company. (See "Interest of Management and Others in Certain Transactions" for a discussion of the terms of the merger and Notes 1 and 2 of the "Notes to Unaudited Proforma Consolidated Financial Statements" of the Company as of February 28,1998, for a description of the financial accounting for the merger.) JBRI is a licensed broker-dealer and a registered investment advisor under the Investment Advisers Act of 1940. JBRI has served as the investment advisor and distributor to the Fund since its inception in 1982. The shareholders of the Fund, at a meeting on January 12, 1998, approved a new investment advisory agreement with ADAM, effective upon completion of the merger. ADAM will succeed to the business operations of JBRI and will operate as a broker-dealer and registered investment advisor. ADAM will succeed as the investment advisor and distributor to the Fund. James Buchanan Rea, Jr., the former President and registered securities principal of JBRI has become the President and general securities principal of ADAM. Other than through the merged operations of JBRI, ADAM does not have an operating history and has not previously engaged in the investment management business or in the operation and distribution of mutual funds. At March 31, 1998, the investment management business of ADAM acquired through the JBRI merger, and the initial business activities of ADAG, represent the only active business activities of the Company and the Group.

BUSINESS EXPANSION; CAPITAL GROWTH

        The Company's management believes that an international financial services group with management and offices in both the U.S. and Europe can attract a clientele of institutional investors, banks, businesses and individuals. The Group's business strategy is to provide customers of small-to medium-sized European banks with direct access to American financial services and an opportunity to invest in tailored U.S. mutual funds, such as the Fund. The Company believes there is a new and growing market in Germany and the EU for the distribution of U.S. investment products, particularly mutual fund shares to individual investors and smaller financial institutions, as European investors discover that other financial products are available as an alternative to traditional savings account deposits in commercial banks.

        Further, the planned transition to a standard European currency (the"EURO") in January 1999, is expected to increase the demand for investments denominated in U.S. dollars. The Company intends to expand the mutual fund management and distribution business of ADAM by organizing additional series funds, initially a small cap value fund, for distribution to U.S. and European investors. The Company intends to market the Fund and new series funds to European investors through ADAG. The Company also intends to organize a German growth fund and distribute it primarily to U.S. investors. The Company intends to grow the Fund by marketing it in Europe. As the Fund grows in size, the revenues and profitability of ADAM is expected to increase because ADAM's revenues and income are variable with the net assets of the Fund and with other mutual funds that it may manage in the future.

        As of March 31, 1998, the Group had 20 full-time employees, 3 of whom are in the U.S., consisting of the President of the Company and 2 former JBRI employees, 1 of whom is now the Chief Operating Officer of the Company; and 17 employees in Berlin, Germany, including the Chief Financial Officer of the Company and 16 ADAG employees, consisting of its Chief Executive Officer and 15 employees who are sales, managerial, asset management, brokerage and administrative personnel.

        ADAG is a licensed distributor of financial products and underwriter in Germany, and is expected to offer a full range of investments and banking services through its EU subsidiaries. In order to provide securities brokerage services, ADAG has applied for a full banking license in Germany, which is expected to be approved by the end of the 1998 calendar year. ADAG has applied for membership on the Frankfurt Stock Exchange located in Frankfurt, Germany. The registration process has been completed and ADAG's membership will become effective upon approval of ADAG's full banking license. ADAG has completed all technical preparations necessary to commence operations, including installation of network links to stock exchanges.

        ADAG is presently engaged in mutual fund distribution and asset management for clients in Germany. Commencing on or about January 2, 1999, after approval of its full German banking license, ADAG is expected to begin offering full investment banking and financial services including:

        o Full service securities brokerage

        o Internet discount brokerage

        o Asset management

        o Sponsoring and distributing mutual funds

        o Underwriting

        The Group has assembled a staff of management, brokerage, asset management and marketing personnel, including several former key employees of major German banks and their subsidiaries. The Group intends to engage aggressively in the distribution of mutual funds and other financial products in Europe through a systematic program of direct marketing to prospective customers and through referral sources such as banks, insurance providers, attorneys, accountants and to a lesser extent, personal business contacts.

        The Company intends to finance its business expansion through sales of equity capital in Europe and the U.S. On March 31, 1998, the Company completed a $5,000,000 private placement of its Series A Preferred Stock at a price of $1 per share in Germany, in an offering that is exempt from U.S. securities laws under Regulation S. The Company has filed a registration statement (File No. 333-62489) on Form SB-2 for an initial public offering of common stock in the United States, in order to finance future business expansion. There can be no assurance that the future offerings will be successful.

MARKET AREA

        The Group's European subsidiaries, starting with ADAG, will offer consumer focused financial services including private money management, full service and online-brokerage, and U.S. mutual fund distribution to small and medium sized institutional investors, banks and individual customers in its immediate market area.

        The Group's initial targeted market area for the distribution of the Fund and other financial service products in Europe is Berlin, Germany's future capital and the location of one of Germany's five regional stock exchanges, and other financial centers in Germany. Over the next two years, the Company's expansion plans include the formation of subsidiaries and commencement of financial services businesses in Vienna, Austria, Madrid, Spain, Luxembourg and Zurich, Switzerland. Initial steps have been taken to establish the Austrian subsidiary.

LACK OF PROFITABILITY, POTENTIAL LOSSES

        Because the Company was only recently formed, there is no history of operations, other than the historical operations of JBRI prior to its merger into ADAM. The Group's business expansion plans for Europe and the Untied States are subject to the risks inherent in the establishment of a new business enterprise.

        From its inception on February 4, 1997 through February 28, 1998, the Company has experienced aggregate losses of $792,278. (Please see the "Unaudited Proforma Consolidated Statement of Operations" of the Company for an analysis of the losses of the Company and JBRI on a proforma basis.) Further, a key element of the Company's strategy consists of an aggressive marketing plan for its financial products in Europe. This strategy may result in continued net losses for the Company during its start-up phase due to start-up costs associated with the anticipated high marketing costs for the promotion of mutual funds and other financial services in its market area. Results of operations in the future will be influenced by numerous factors including, among others, expansion, the ability of the Company to manage its growth and maintain the quality of its personnel, and the ability of the Company to implement its strategic plan. The Company may incur problems, delays, expenses and difficulties in its development stage, many of which may be beyond the Company's control. These include, but are not limited to, unanticipated regulatory compliance, marketing problems and intense competition that may exceed current estimates.
There is no assurance that the Company will ever operate profitably.

MANAGEMENT OF GROWTH

        The Company plans to expand its business with the formation of subsidiaries in Austria, Spain, Luxembourg and Switzerland. To a significant extent, the Company's future success will be dependent upon its ability to engage in a successful expansion program and will be dependent, in part, upon its ability to secure regulatory approvals in its chosen markets, attract customers for its financial products, maintain adequate financial controls and reporting systems, manage its growth, and obtain additional capital upon favorable terms. There can be no assurance that the Company will be able to successfully implement its planned expansion, finance its growth or manage the resulting larger operation.

COMPETITION

        The investment management business is highly competitive. The Company encounters significant competition in connection with the operation of its business in the U.S., but expects initially to encounter only limited competition for brokerage services and the distribution of U.S. mutual funds to its targeted potential clientele in its primary marketing area in Germany. As discussed below, these services are typically provided in Germany today through banks and savings institutions, which are not primarily engaged in providing these services to individual investors. The Company will compete with a large number of investment management firms, commercial banks, insurance companies, broker-dealers and other financial services providers, which have greater resources, assets under management, administration capability and offer a broader array of investment products and services than the Company. Many competitors devote substantial resources to advertising and marketing their mutual funds which may adversely affect the ability of the Company's mutual funds and other new funds to grow. The Company's competitors in the U.S. include numerous enterprises with extensive experience in the financial services sector. These competitive conditions may adversely affect the Company's revenues, profitability and ability to meet its business objectives.

        Management of the Company believes it has identified a niche market in Germany and the EU for providing securities brokerage services to individual and small institutional investors, including the marketing of U.S. mutual fund products. Brokerage services offered by German banks are targeted for large institutional customers, are expensive and do not address the needs of individual investors. German banks typically encourage private clients to maintain savings accounts, and bank personnel typically lack the incentives and expertise to provide individual customers with U.S. style investment services. The large U.S. investment firms operating in Germany typically market only to large institutional clients and require minimum account balances typically in the $100,000 range. ADAG intends to benefit from the experience and expertise of ADAM, its U.S. sister subsidiary with an established mutual fund operation and broker-dealer distribution network, in providing similar services in Germany and the EU. On the investment banking side, there were only 31 public equity securities offerings in Germany during 1997, and 58 are scheduled for 1998. The Company believes there is a strong and growing demand for investment banking and financial consulting services for emerging growth companies in Germany, from the early financing through the initial public offering stage.

        Factors affecting the Company's business expansion success include: 1) the abilities, performance records and reputations of its investment managers; and, 2) its ability to develop new investment products and implement marketing strategies in the U.S. and Europe. The Company's ability to retain and increase its investment assets under management could be adversely affected if client accounts underperform the market or if key investment managers leave the Group. The marketability of the Company's investment products, primarily mutual funds, is also dependent, in part, on the relative attractiveness of their investment strategies and practices under prevailing market conditions. There are relatively few barriers to entry by new investment management firms or distributors of U.S.
mutual funds in the EU markets.

REGULATION

        The Group's international investment management and broker-dealer operations are subject to extensive regulation, supervision and licensing under various U.S. federal and state laws and regulations and under the securities and corporate laws and regulations of the European countries under which it will market its financial services. Prior to completing the merger, JBRI received approval from the National Association of Securities Dealers, Inc. ("NASD") to its change of ownership through the merger with ADAM. ADAM has filed amendments to the Form BD and Form ADV of JBRI to reflect the change of ownership and provide required disclosure information. ADAM will continue the former operations of JBRI as a registered broker-dealer under the Securities Exchange Act of 1934(the "1934 Act"), as amended, and as a registered investment advisor under the Investment Company Act of 1940, as amended. The Company and various entities of the Group will also be subject to securities regulation in Germany and the various EU jurisdictions where it establishes business operations or distributes financial services products.

        The securities and investment management laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict an investment management firm from conducting business or distributing products in the event that it fails to comply with such laws and regulations. Possible sanctions could include the suspension of business activities for specified periods of time, revocations of licenses to operate, and other censures and fines.

        The Company has reviewed its computer systems and has determined that they are in compliance with the requirements of the year 2000. The Company also believes that because of its internal systems and controls and the nature of its financial contracts, it is not likely to incur any material disruptions, expenses or losses in connection with any external relationship related to the year 2000.

SERVICEMARK APPLICATION

        The Company has applied for, but not been issued any registered servicemark for its "AMERICAN DIVERSIFIED(TM)" or "AmDiv(TM)" service-names. No assurance can be given that the Company will be successful in obtaining these marks, or that the servicemarks, if obtained, will afford the Company any competitive advantages. ADAG owns the "AMERICAN DIVERSIFIED" trademark for Germany, which was registered on February 26, 1998 with the German Patent and Trademark Office in Munich, registration No. 39745648.

                                 HISTORY OF JBRI

        The initial business of the Company will be the continuation and expansion of JBRI's investment management services. JBRI was founded in 1961 and is a licensed broker-dealer and registered investment advisor engaged in business as a sponsor, investment manager and distributor of mutual funds. JBRI has served since 1982 as the investment advisor, underwriter and distributor of the Fund, a series portfolio of Rea-Graham Funds, Inc., a mutual fund series company founded by James Buchanan Rea, Sr. and Benjamin Graham. Over the past three years, this has been the principal business activity of JBRI. JBRI generates revenues through its management fees and distribution fees as investment advisor, principal underwriter and distributor of the Fund. Prior to the merger with ADAM, there was no affiliation between JBRI and the Company.

        JBRI has served as the Fund's investment advisor since 1979. The Fund was originally organized as a private limited partnership in 1976 by its two general partners, Dr. James B. Rea and Benjamin Graham. Mr. Graham authored "Security Analysis" and "The Intelligent Investor," which are recognized texts on the fundamental value of common stocks. The Fund was subsequently incorporated in Maryland and on August 19, 1982, effected a public offering of its shares as an open end diversified investment company registered under the Investment Company Act of 1940. The Fund has continued to operate as a separate series of Rea-Graham Funds, Inc.

        Pursuant to the investment advisory agreement, the Fund pays JBRI a monthly advisory fee equal on an annual basis to 1% of the first $20,000,000 of the Fund's net assets as of the close of business on the last business day of each calendar month during the Fund's fiscal year; reduced to 0.75% of such net assets in excess of $20,000,000 up to $100,000,000; 0.5% of such net assets in excess of $100,000,000 up to $200,000,000; and 0.45% of all such net assets in excess of $200,000,000.

        The Fund also pays JBRI a distribution fee payable monthly equal on an annual basis to .35% of the Fund's average daily net assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF JBRI'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion is based upon and should be read in conjunction with JBRI's financial statements for the period ending December 31, 1996 and December 31, 1997, together with the notes related thereto.

RESULTS OF OPERATIONS

        Revenues for fiscal year-ended December 31, 1997 were $145,119 as compared to revenues of $166,059 for the fiscal year-ended December 31, 1996, representing a cumulative decrease of approximately 12.6%. The decrease in revenues was primarily due to a reduction of advisory and distribution fees from the Fund, as the Fund's net assets declined from $11,377,574 to $10,154,957 during this period.

        Operating expenses consist of salary expenses, communications costs, occupancy and equipment rental expenses and other operating expenses. Operating expenses were $214,973 for the fiscal year-ended December 31, 1997 as compared to operating expenses of $214,386 for the fiscal year-ended December 31, 1996. However, operating expenses as a percentage of revenues increased approximately 19% to 148% for fiscal 1997 as compared to 129% for fiscal 1996, as a result of the decline in revenues due to the decline in the Fund's net assets.

         Net losses from operations for the fiscal year-ended 1997 were $69,854 as compared to $48,327 for the prior fiscal year, representing an increase in net losses of approximately 44.5%. This increase in operating losses is directly attributable to the decrease in revenues resulting from the reduction in advisory and distribution fees generated during 1997, as the Fund's net assets declined.

LIQUIDITY AND CAPITAL EXPENDITURES

        As of December 31, 1997, JBRI had no outstanding long term obligations. Short term obligations consisted of dealer service fees payable, accounts payable and accrued expenses totaling $11,946. JBRI has historically funded operations through cash flows from operations. The Company expects to increase ADAM's net capital to approximately $200,000 during 1998, in connection with the expansion of its broker-dealer and mutual fund activities.

        JBRI is subject to the net capital rule (Rule 15c3-l) promulgated under the 1934 Act, which prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in Rule 15c3-1. The net capital, required net capital and net capital ratio for JBRI as of December 31, 1997 and 1996 were as follows:

                                             1997                 1996
                                          ---------             --------
        Net Capital                         $10,199              $58,920

        Required Net Capital                $ 5,000              $ 5,000

        Net Capital Ratio                 1.17 to 1             .17 to 1
                                          =========             ========

                             DESCRIPTION OF PROPERTY

        The Group currently has two business offices under lease. ADAM has a one-year lease for office space in Los Angeles from CB Commercial, Inc. at $2,370 per month, which is the office space formerly occupied by JBRI. ADAG has entered into a five- year lease expiring January 2003 for office space in Berlin from 58 Grundstucksverwalt Ungsgesellschaft - Bull and Liedtke, Hamburg, at $3,700 per month. Both premises are in good condition and are adequately insured. It is anticipated that the Company will enter into new office leases as additional subsidiaries are formed and the Group's business activities are expanded into additional EU countries.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

MANAGEMENT

        The Company is assembling an international team of managers and entrepreneurs with experience in the Group's market area and a shared commitment to its future growth and success.

        PETER HARTMANN, age 42, Chairman of the Board and Executive Vice-President of International Development, has over 20 years of experience with international business development and project management. Between 1992 and January 1997, Mr. Hartmann served as President and Chief Executive Officer of EMDC, an international consulting company specializing in project development with clients in Europe, Russia, Singapore and Vietnam. Although Mr. Hartmann has only limited experience in the financial services industry, he has extensive experience in the development of international companies and in mergers and acquisitions. He was engaged by the Company to structure and develop its business. Mr. Hartmann speaks five languages. Mr. Hartmann received his MBA degree from Glasgow College of Technology, in Scotland.

        JAMES BUCHANAN REA JR., age 42, Director, President and Chief Executive Officer, has over 20 years experience in the mutual fund industry, especially in financial, accounting and operating positions. Mr. Rea is President and Chief Executive Officer of ADAM, the Company's U.S. investment advisory and brokerage subsidiary. He served as President of JBRI, the predecessor of ADAM, since 1986. He is also Chairman of the Board of ADAM, and has managed Rea-Graham Funds, Inc. (renamed American Diversified Funds, Inc.) since 1986 as president, chief executive officer and chairman of the board. From 1980 to November 1995 he was vice president of James Buchanan Rea, Inc., the company founded by his father, Dr. James Buchanan Rea. He is a registered investment advisor and broker-dealer with the Commission, NASD, and State of California. Mr. Rea received his Bachelor of Science degree from the University of Southern California.

        JOEL EPSTEIN, age 38, Executive Vice President of Operations, has over 11 years of professional experience as a CPA. Since April 1995, Mr. Epstein has been providing financial consulting services for companies, including start-ups, in various industries. From 1987 to 1995, Mr. Epstein served as Senior Vice President and chief Financial Officer of the Pilgrim Group, Inc., a mutual fund group. Prior to that time, Mr. Epstein was employed as an auditor with Peat Marwick Main & Co. in Los Angeles for over three years. Mr. Epstein received his Bachelor of Science degrees in Marketing and Accounting from California State University, Northridge in 1982 and 1984, respectively.

        T. MICHAEL GRAF, age 61, Executive Vice President of Asset Management, has over 28 years of experience in portfolio management, new business development and client servicing. Mr. Graf has six years of experience managing an investment management organization. From 1986 to the present, Mr. Graf has served as First Vice President of Schroder Capital Management, Inc. ("Schroder"). Schroder merged Wertheim Schroder Investment Services into Schroder Capital Management in July, 1995. Mr. Graf's primary responsibilities at Schroder have included business development for endowments, foundations and high net worth individuals in the western half of the U.S. Mr. Graf has also been responsible for servicing Schroder's institutional and individual clients on the west coast. Mr. Graf received his MBA degree from Harvard Business School in 1962 and his Bachelor of Science degree in Petroleum Engineering from Stanford University in 1960. Mr. Graf is a chartered investment counselor ("CIC") and a chartered financial analyst ("CFA").

        ROLAND KUETTNER, age 43, Director, Chief Financial Officer and Treasurer, qualified as a CPA in 1983 and gained ten years professional experience in North America (the Pacific Northwest and eastern Canada) before moving to Germany. As a Manager in the Accounting and Audit Division of Arthur Andersen & Co., Mr. Kuettner gained extensive experience in dealing with matters affecting financial reporting and control.

        THOMAS C. CORCOVELOS, age 47, Director of the Company, is a partner in the law firm of Corcovelos & Forry LLP in Manhattan Beach, California. Since 1985, Mr. Corcovelos has served as Corporate Counsel and Federal Securities Compliance Officer to JBRI, which was merged with and into ADAM, effective March 31, 1998. Mr . Corcovelos received his Bachelor of Science degree from Loyola University of Los Angeles in 1973, and his law degree from Boalt Hall School of Law, University of California at Berkeley in 1976.

        THOMAS H. FITZGERALD, JR., age 65, Director of the Company, is President of T.H. Fitzgerald & Co., a Wall Street asset management firm, and a member of the American Finance Association. Mr. Fitzgerald is also an advisor to the management of the American Institution of Management and the Market Technician Association. For more than 18 years Mr. Fitzgerald published the "Money Market Directory," a world renowned reference book regarding investors and their portfolio managers.

        Messrs. Rea, Hartmann, Corcovelos, Epstein, Graf and Fitzgerald reside in the U.S. Mr. Kuettner resides in Berlin, Germany.

DEPENDENCE ON KEY MANAGEMENT

        The Company will rely on the business and technical expertise of its executive officers and certain other key employees, particularly its Chief Executive Officer, James Buchanan Rea, Jr., and its Chairman of the Board and Vice President of International Development, Peter Hartmann. The loss of the services of any of these individuals could have a material adverse effect on the Company. The Company does not maintain key man life insurance on these individuals. No assurance can be given that their services will be available in the future. The Company's success will also be dependent on its ability to attract and retain additional qualified management personnel.

                     REMUNERATION OF DIRECTORS AND OFFICERS

EXECUTIVE COMPENSATION

        As a newly formed entity, the Company has no prior history of executive compensation. Mr. Rea received aggregate compensation of $91,765 during 1997, as President and Chief Executive Officer of JBRI.

        The following table sets forth information concerning the compensation received for the fiscal year ended August 31, 1998 and the base compensation to be paid during the fiscal year ending August 31, 1999 for services rendered to the Company in all capacities by the Company's executives. The Company had no executive officers under employment during 1997.

                           SUMMARY COMPENSATION TABLE


NAME AND PRINCIPAL POSITION                                             1998         1999
---------------------------                                           --------     --------
Peter Hartmann, Chairman of the Board and Executive Vice
  President-- International Development (1).......................... $120,000     $180,000

James Buchanan Rea, Jr., Director, President and Chief Executive
  Officer (1)........................................................ $ 76,667     $125,000

Joel Epstein, Executive Vice President of Operations.................    -0-       $125,000

T. Michael Graf, Executive Vice President of Asset Management and
  Operations.........................................................    -0-       $125,000

Ronald Kuettner, Director, Chief Financial Officer and
  Treasurer (1)...................................................... $ 66,667     $100,000

----------------
(1) See "Employment Agreements" below for a description of Mr. Rea's, Mr. Hartmann's and Mr. Kuettner's benefits entitlements. All other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and other personal benefits constituted the lesser of $50,000 or 10% of the total annual salary and bonus of the named executive for such year.

        Directors of the Company who are also employees do not receive cash compensation for their services as directors or members of committees of the Board of Directors, but are reimbursed for their reasonable expenses incurred in connections with attending meetings of the Board of Directors or management committees. Non-employee directors are expected to be paid a fee of $1,000 per Board meeting attended, and reimbursement for expenses.

STOCK OPTION GRANTS

        The following table sets forth information concerning stock options granted in June 1998 to each member of the Board of Directors and Executive Officers under the Company's 1998 Stock Option and Incentive Plan.

                                INDIVIDUAL GRANTS

                                                                                        Potential Realizable Value at
                                                                                        Assumed Annual Rates of Stock
                                                                                               Appreciation for
                                     Percent of Total Options  Exercise Price                10-Year Option Term
                                       Granted to Employees    or Base Price            -----------------------------
Name                        Grant       During the Year(1)       (S/Share)      Date       5%($)              10%($)
----                        ------   ------------------------  -------------  --------  ---------          ----------
James B. Rea, Jr.           35,000            35%                 $ 3.00      6/17/98    $693,158          $1,165,993
Thomas H. Fitzgerald, Jr.   20,000            20%                 $ 3.00      6/17/98    $396,090          $  666,247
Thomas C. Corcovelos        20,000            20%                 $ 3.00      6/17/98    $369,090          $  666,247

EMPLOYMENT AGREEMENTS

        Mr. Rea has a three-year employment agreement with ADAM and the Company to perform the duties of President and Chief Executive Officer of ADAM at an annual salary of $125,000 per year, and an annual discretionary benefits fund of $40,000, and the Company provides personal and family medical insurance coverage. Mr. Rea will also be the designated general securities principal and financial principal of ADAM. If Mr. Rea is terminated without cause or the employment agreement is not renewed, he would receive a severance payment equal to one-quarter of the average annual base salary during the term of his employment plus an amount equal to one-quarter of the highest annual bonus or profit-sharing received during his employment. The discretionary benefits includes life and disability insurance, business automobile expenses, and business-associated memberships and expenses. Any portion of the benefits fund not expended during a month is paid as additional compensation. Mr. Rea is also entitled to participate in all employee plans and benefits that may be established for executive employees. Bonuses are expected to be determined in the future by the Board based upon an evaluation of performance against the Company's strategic business plan and operating budget.

        The Company has also entered into employment agreements with Messrs. Hartmann and Kuettner. Mr. Hartmann's employment agreement provides for a thirty-month term commencing July 1, 1998, pursuant to which Mr. Hartmann has agreed to perform the duties of Chairman of the Board and Executive Vice President -International Development at an initial annual base salary of $180,000 and an annual discretionary benefits funds of $40,000, generally on the same terms as Mr. Rea's employment agreement described above, including severance and bonus provisions. Mr. Kuettner has a three-year employment agreement with the Company to perform the duties of Chief Financial Officer and Treasurer at an initial annual salary of $100,000 and an annual discretionary benefits fund of $40,000, generally on the same terms as the employment contract for Mr. Rea described above, including severance and bonus provisions.

          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

        The Company declared a reverse 1:10 stock split of its Common Stock, effective May 26, 1998. The Company recently declared another reverse 1:2 stock split of its Common Stock, effective August 20, 1998. All amounts of Common Stock outstanding reflected herein give effect to both reverse stock splits.

        Except as otherwise indicated, the following table sets forth certain information regarding the beneficial ownership of the Company's capital stock as of August 21, 1998, after giving effect to the conversion of the Series A Preferred Stock, by: (i) each of the Company's directors and officers, (ii) each person who beneficially owned more than five percent of the Company's capital stock, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, the address of each named beneficial owner is the same as that of the Company's principal office located at 12100 Wilshire Boulevard, #680 Los Angeles, California 90025.

                                                              SHARES          PERCENTAGE
                                                            BENEFICIALLY     BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER (2)                       OWNED           OWNED(1)
----------------------------------------                    ------------     ------------
COMMON STOCK

Dr. Michael Klug.........................................      489,500          7.2%
  Pfalzburger StraBe 20, 10717 Berlin, Germany

Eureka Consulting, Inc...................................      422,000          6.2%
  1350 E. Flamingo Road #742, Las Vegas, NV  89119

Prodevco, Inc............................................      633,000          9.3%
  7135 Pintale Drive, Carlsbad, CA  92009

Klaus Conradi............................................      321,750          4.7%
  Kurfurstendamm 15, Berlin, D-10719, Germany

Peter Hartmann...........................................      448,750          6.6%

James Buchanan Rea, Jr...................................      118,750          1.7%

Thomas Corcovelos........................................       25,000           *

Ronald Kuettner..........................................       25,000           *
  Kurfurstendamm 15, Berlin, D-10719, Germany

Bernward J. Rohmann......................................       15,000           *
  Kurfurstendamm 15, Berlin, D-10719, Germany

Officers and Directors as a group (6 individuals)........      954,250         14.0%

----------------
 *   Less than one percent

(1) Beneficial ownership is determined in accordance with the applicable rules under the 1934 Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date hereof, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. Percentage ownership is based on 6,818,017 shares of Common Stock outstanding and conversion of the 5,000,000 shares of Series A Preferred Stock.

(2) Unless otherwise indicated, the address of each of the beneficial owners named above is 12100 Wilshire Blvd., Suite 680, Los Angeles, California 90025.

PREFERRED STOCK

        As of July 1, 1998, the Company had 5,000,000 shares of Series A Preferred Stock issued and outstanding, held by approximately 320 individual preferred shareholders. None of the holders of the shares of Series A Preferred Stock owns more than five percent of the shares. All of these individuals are residents of Germany and none are affiliated with the Company.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

        The merger of JBRI into ADAM was completed and became effective on March 31, 1998. On January 12, 1998, the shareholders of the Fund approved a new investment advisory agreement with ADAM. Under the terms of the merger, Mr. Rea received 2,375,000 shares (pre-reverse splits) of the Company's common stock at the closing in exchange for his 50,500 shares of JBRI stock, and the other JBRI shareholders received aggregate cash payments of $160,875 in consideration for their 49,500 shares of JBRI stock, at a value of $3.25 per share. The 2,375,000 shares of the Company's Common Stock issued in connection with the JBRI-ADAM Merger were converted into 118,750 shares, after giving effect to the Company's reverse 1:10 stock split, effective May 26, 1998, and the reverse 1:2 stock split, effective August 20, 1998. Mr. Rea acquired the Company shares without registration in reliance on the exemption provided by Section 4(2) under the Securities Act of 1933, as amended (the "Securities Act"). Mr. Rea is a sophisticated investor knowledgeable in the securities business. He will continue to serve as President of ADAM, the successor to JBRI. The Company shares issued to Mr. Rea are "restricted securities" and may not be publicly resold except pursuant to a registration under the Securities Act, Rule 144 or other exemption under the Securities Act that may be applicable.

        On August 28, 1997, the Company issued 90,000,000 shares of Common Stock to American Diversified Corporation ("ADC"), a Delaware corporation, the principal shareholders of which are Messrs. Conradi, Hilger and Hartmann, in exchange for its contribution of a "Bearer Note" issued by Immofin Grundstuecksverwaltungsgessellschaft Conradi & Hilger GbRmbH, a partnership consisting of Messrs. Klaus Conradi and Josef Hilger, two of the Company's founding shareholders. The shares issued to ADC were converted into 4,500,000 shares, after giving effect to the Company's reverse 1:10 stock split of the Common Stock, effective May 26, 1998, and reverse 1:2 stock split of the Common Stock, effective August 20, 1998. The shares issued to ADC have since been sold and transferred to individual investors, pursuant to applicable exemptions from registration under U.S. state and federal securities laws. On May 28, 1998, the Company sold the Bearer Note to an unrelated third party for $ 11,584,186 (including accrued interest). (See Note 8 to "Consolidated Financial Statements," page F-9) .

                            SECURITIES BEING OFFERED

        No securities are being offered in connection with this filing. There is no public trading market for the Company's common or preferred stock and there is no assurance that a trading market will develop. The Company declared a reverse 1:10 stock split of its common stock effective May 26, 1998; and a reverse 1:2 stock split of its common stock effective August 20,1998. As of March 31, 1998, there were 103,027,000 outstanding shares of common stock (giving effect to the 2,375,000 shares issued to Mr. Rea upon completion of the JBRI-ADAM merger), issued to the Company's founders and Mr. Rea. As of September 15, 1998, giving effect to the reverse stock splits, there were outstanding 5,151,350 shares of Common Stock held by approximately 35 shareholders, all of which shares were "restricted securities" under applicable U.S. securities laws and may not be publicly resold except pursuant to a registration under the Securities Act, Rule 144 thereunder, or other applicable exception under the Securities Act. The Company completed the sale of 5,000,000 shares of Series A Preferred Stock on March 31, 1998 to 384 shareholders, at $1.00 per share pursuant to a private placement conducted in Europe under the exemption from U.S. securities laws provided under Regulation S.

DESCRIPTION OF CAPITAL STOCK

        The following is a brief description of the material terms of the Company's capital stock. This description does not purport to be complete and is subject in all respects to applicable Nevada law and to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which are on file with the Commission are incorporated by reference herein.

GENERAL

        The Company's authorized equity capitalization consists of 20,000,000 shares of voting common stock, no par value, and 10,000,000 shares of preferred stock, of which 5,000,000 shares have been designated Series A Preferred Stock, par value $1.00 per share. The shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of preferred stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

COMMON STOCK

        Holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Dividends on any outstanding shares of preferred stock may be required to be paid in full before payment of any dividends on the common stock. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

        Holders of common stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any series of preferred stock that may be outstanding from time to time. The Company's Articles of Incorporation and Bylaws contain no restrictions on the repurchase by the Company of shares of the common stock or preferred stock. All the outstanding shares of common stock are, and additional shares of common stock will be, when, issued, validly issued, fully paid and nonassessable.

PREFERRED STOCK

        As of March 31, 1998, the Company had sold 5,000,000 shares of Series A Preferred Stock, par value $1 per share, pursuant to a private placement conducted in Germany that is exempt from U. S. securities laws under Regulation
S. The Series A Preferred Stock is entitled to a cumulative preferential dividend of $.09 per share, when and as declared by the Board of Directors. The Series A Preferred Stock ranks prior to the common stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The Company may redeem the Series A Preferred Stock at any time at the price of $1 per share, as adjusted to give effect to anti-dilution, plus any cumulated but unpaid dividends. The shares are convertible into common stock, at any time in the ratio of three shares of Series A Preferred Stock into one share of common stock and shall be automatically converted into common stock if the Company effects a firm commitment public offering registered under the Securities Act, that results in net proceeds to the Company of at least $10 million.

        The Board of Directors is authorized to designate with respect to each series of preferred stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any. As of the date hereof, there were no shares of Preferred Stock issued and outstanding. The Series A Preferred Stock is non-voting. Any series preferred stock issued will rank prior to the common stock as to dividends and as to distributions in the event or liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of common stock. The preferred stock will, when issued, be fully paid and nonassessable.

                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

        There is no current market for the Company's shares of common and preferred stock and the Company has not declared any cash dividends. As of March 31, 1998, there are 18 shareholders of record of the Company's common stock and 384 shareholders of record of the Series A Preferred Stock.

Item 2. Legal Proceedings.

        None

Item 3. Changes in and Disagreements with Accountants.

        None

Item 4. Recent Sales of Unregistered Securities.

        See "Interest of Management and Others in Certain Transactions" above, for a description of the Company's common stock issued in the JBRI-ADAM merger.

        See "Security Ownership of Management and Certain Securityholders -- Preferred Stock," for a discussion of the 5,000,000 share private placement of Series A Preferred Stock to 384 shareholders, which was completed on March 31, 1998.

        Mr. Peter Hartmann contributed $22,979 in cash and the remainder in services for the 2,375,000 shares of common stock issued to him as of March 1997.

Item 5. Indemnification of Directors and Officers.

        The Articles of Incorporation limit the liability of directors and officers to the fullest extent permitted under Nevada General Corporation Law. As allowed by Nevada Revised Statutes, the Articles of Incorporation and Bylaws of the Company provide that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under Nevada law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability for acts or omissions that involve intentional misconduct or knowing and culpable violation of law, for acts or omissions that a director believes to be contrary the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, for any transaction from which a director derived an improper personal benefit, for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, with respect to certain contracts in which a director has a material financial interest and for approval of certain improper distributions to shareholders or certain loans or guarantees. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

                                    PART F/S

FINANCIAL STATEMENTS

        See "Index to Consolidated Financial Statements" for a listing of the consolidated financial statements filed with this Form 10-SB.

                                    PART III

Item 2. Description of Exhibits

        See "Exhibit Index"



                                      III-1

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                 Page
                                                                                 ----
               AMERICAN DIVERSIFIED HOLDINGS INC. AND SUBSIDIARIES

Independent Auditor's Report....................................................  F -1

Consolidated Balance Sheet as of February 28, 1998 and August 31, 1997..........  F -2

Consolidated Statements of Operations For the Periods From
   February 4, 1997 (inception) to August 31, 1997 and February 28,1998 and the Six Months Ended February 28, 1998...................................  F -3

Consolidated Statement of Stockholders Equity For the Period From
   February 4, 1997 (inception) to August 31, 1997
   and the Six Months Ended February 28, 1998...................................  F -4

Consolidated Statement of Cash Flows For the Periods From February 4,
   1997 (inception) to August 31, 1997 and the Six Months Ended
   February 28, 1998............................................................  F -5

Notes to Consolidated Financial Statements......................................  F -6 to F -9

Unaudited Proforma Consolidated Financial Statements............................  F-10

Unaudited Proforma Consolidated Balance Sheet as of February 28, 1998...........  F -11

Unaudited Proforma Consolidated Statement of Operations For the
   Period From February 4, 1997 (inception) to August 31, 1997..................  F -12

Unaudited Proforma Consolidated Statement of Operations Six Months
   Ended February 28,1998.......................................................  F-13

Notes to Unaudited Pro Forma Consolidated Financial Statements..................  F -14


                            JAMES BUCHANAN REA, INC.

Independent Auditor's Report....................................................  F -15

Balance Sheets as of December 31, 1997 and 1996.................................  F -16

Statements of Operations For the Years Ended December 31, 1997 and 1996.........  F -17

Statements of Changes in Stockholders Equity For the years ended
   December 31, 1997 and 1996...................................................  F -18

Statements of Cash Flows For the Years Ended December 31, 1997 and 1996.........  F -19

Notes to Financial Statements...................................................  F -20 to F-22

                     [McGladrey and Pullen, LLP letterhead}


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
American Diversified Holdings, Inc.
Los Angeles, California

We have audited the accompanying consolidated balance sheet of American Diversified Holdings, Inc. and subsidiaries as of August 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from February 4, 1997 (inception) to August 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Diversified Holdings, Inc. and subsidiaries as of August 31, 1997, and the result of their operations and their cash flows for the period indicated in conformity with generally accepted accounting principles.


                                                     /s/ McGladrey & Pullen, LLP
                                                     ---------------------------
                                                         MCGLADREY & PULLEN, LLP


New York, New York
December 22, 1997, except for the last
paragraph of Note 7 as to which the
date is March 31, 1998

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

                                                               February 28,
                                                                  1998        August 31,
                                                               (Unaudited)      1997
----------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                      $  306,662    $   2,264
Debt securities (Note 2)                                        1,193,049
Capital stock subscriptions receivable (Note 5)                 1,842,464      117,000
Prepaid expenses and other                                        297,592        4,220
Equipment, net of accumulated depreciation of
  1998 $3,429; 1997 -0-                                            40,930       14,320
                                                               -----------------------
                                                               $3,680,697    $ 137,804
                                                               =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------
Liabilities:
   Accounts payable and accrued expenses                       $  615,038    $  63,577
   Bank overdraft                                                 419,911
                                                               -----------------------
                                                                1,034,949       63,577
                                                               -----------------------

Stockholders' Equity (Note 5 and 6):
   Series A 9% convertible redeemable cumulative
     preferred stock, $1.00 par value; 5,000,000
     shares authorized:
       Issued and outstanding, 1,432,538 and no shares,
         at February 28, 1998 and August 31, 1997,
         respectively 1,427,058 Subscribed for but not
         paid for and not issued, 2,081,953 and 162,495
         shares, at February 28, 1998 and August 31, 1997,
         respectively                                           2,081,953      150,545
   Common stock, $.001 par value; 110,000,000 shares
    authorized; issued and outstanding 100,652,000 and
    10,000,000 shares at February 28, 1998 and August 31,
    1997, respectively                                         10,107,429       96,754
   Unpaid subscriptions as of April 17, 1998 and
     December 22, 1997, respectively                             (239,489)     (33,545)
   Deficit accumulated during the development stage              (792,278)    (139,527)
   Notes receivable from stockholders (Note 7)                 (9,938,925)
                                                              ------------------------
                                                                2,645,748       74,227
                                                              ------------------------
                                                              $ 3,680,697    $ 137,804
                                                              ========================

See Notes to Consolidated Financial Statements.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            (Unaudited)
                                                    ----------------------------
                                                     Period From                   Period from
                                                     February 4,                   February 4,
                                                         1997        Six months        1997
                                                    (inception) to     Ended      (inception) to
                                                     February 28,   February 28,   August 31,
                                                         1998           1998           1997
------------------------------------------------- ---------------- -------------- -------------
Revenue                                             $                $                $

Expenses (Note 3):
   Travel and entertainment                             93,331          70,845        22,486
   Employee compensation and benefits                  215,743         194,902        20,841
   Professional fees                                   227,996         161,522        66,474
   Advertising and promotion                           102,519          95,299         7,220
   Administrative                                      152,669         130,183        22,506
                                                    ----------------------------------------
                                                       792,278         652,751       139,527
                                                    ----------------------------------------
       (Loss) before income taxes                     (792,278)       (652,751)     (139,527)

Income taxes
                                                    ----------------------------------------
       NET (LOSS)                                   $ (792,278)      $(652,751)    $(139,527)
                                                    ========================================
Average common shares outstanding                   51,727,384      100,409,33     10,000,00
                                                                             3             0
                                                    ----------------------------------------
Basic and fully diluted (loss)
 per common share                                   $    (0.02)     $    (0.01)   $    (0.01)
                                                    =========================================

See Notes to Consolidated Financial Statements.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Period from February 4, 1997 (inception) to August 31, 1997 and Six Months Ended February 28, 1998

                             Series A 9%
                       Convertible Cumulative                           Deficit
                           Preferred Stock       Common Stock         Accumulated                   Notes
                       ----------------------  ---------------------  During the                  Receivable
                       Number of               Number of              Development     Unpaid         From
                        shares      Amount      shares      Amount       Stage     Subscriptions  Stockholder           Total
--------------------------------------------------------------------------------------------------------------------------------
Balance February
  4, 1997, date
  of inception                      $ --                   $ --          $ --          $ --         $     --           $

Stock Issued:
Common Stock:
  For cash at $.01/share                       4,750,000     47,795                                                     47,795
  For legal and other
  services at $.01/share                       5,250,000     48,959                                                     48,959

Preferred Stock:
For cash at $1.00 share
  paid by December 22,
  1997                   126,287     117,000                                                                           117,000
Unpaid for at
  December 22, 1998       36,208      33,545                                            (33,545)
Net(loss)                                                                 (139,527)                                   (139,527)
                         ------------------------------------------------------------------------------------------------------
Balance, August 31,
  1997                   162,495     150,545  10,000,000     96,754       (139,527)     (33,545)                        74,227

(UNAUDITED)
Stock issued:
Common stock:
  For cash at
  $.10/share                                     142,000     15,550                                                     15,550
In exchange for
  note receivable
  from affiliate
  at $.10/share                               90,000,000  9,773,260                                  (9,773,260)
For legal and other
  services at
  $.11/share                                     510,000     56,100                                                     56,100
Interest on notes
  receivables                                               165,665                                    (165,665)            --
Preferred stock:
For cash and securities
  at $1.00/share,
  as of February
  28, 1998             1,267,043   1,276,513                                              33,545                     1,310,058

For cash at
  $1.00/share, paid
  after February 28,
  1998 but before
  April 17, 1998       1,814,688   1,842,464                                                                         1,842,464

Unpaid for by
  April 17, 1998         270,265     239,489                                            (239,489)
Net (loss)                                                                (652,751)                                   (652,551)
                       --------------------------------------------------------------------------------------------------------
Balance, February
  28, 1998             3,514,491  $3,509,011 100,652,000 $10,107,429     $(792,278)    $(239,489)   $(9,938,925)    $2,645,748
                       ========================================================================================================

See Notes to Consolidated Financial Statements

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             (Unaudited)
                                                    -----------------------------
                                                     Period From                   Period from
                                                     February 4,                   February 4,
                                                         1997        Six months        1997
                                                    (inception) to     Ended      (inception) to
                                                     February 28,   February 28,   August 31,
                                                         1998           1998           1997
------------------------------------------------- ---------------- -------------- -------------
Cash Flows from Operating Activities
Net (loss)                                           $ (792,278)     $(652,751)    $ (139,527)
Adjustments to reconcile net (loss) to
   net cash (used in) operating activities:
   Noncash expenses, professional fees                  105,059         56,100         48,959
   Depreciation                                           3,529          3,529
   Change in assets and liabilities:
   Increase in prepaid expenses and other              (297,592)      (293,372)        (4,220)
   Increase in accounts payable and accrued
     expenses                                           615,038        551,461         63,577
                                                 ----------------------------------------------
NET CASH (USED IN) OPERATING ACTIVITIES                (366,244)      (335,033)       (31,211)
                                                 ----------------------------------------------

Cash Flows from Investing Activities
   Purchase of equipment                             $  (44,459)     $ (30,139)     $ (14,320)
                                                 ----------------------------------------------
Cash Flows from Financing Activities
   Proceeds from issuance of preferred stock            234,009        234,009
   Proceeds from issuance of common stock                63,345         15,550         47,795
   Increase in bank overdraft                           419,911        419,911
                                                 ----------------------------------------------
   Net cash provided by financing activities            712,264        669,470         47,795
                                                 ----------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                   306,662        304,398          2,264

Cash and Cash Equivalents
Beginning                                                    --          2,264             --
                                                 ----------------------------------------------
Ending                                               $  306,662      $ 306,662      $    2,264
                                                 ==============================================

Supplemental schedule of noncash
   financing activities
Issuance of 510,000 for the six months
   ended February 28, 1998 and 5,250,000
   common shares for the period ended
   August 31, 1997 in exchange for
   services rendered                                 $  105,059      $  56,100      $   48,959
                                                 ==============================================

Issuance of 90,000,000 common shares in
   exchange for notes receivable                     $9,773,260      $9,773,260     $
                                                 ==============================================

Issuance of 1,196,049 preferred shares in
   exchange for debt securities                      $1,193,048      $1,193,048     $
                                                 ==============================================

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF FEBRUARY 28, 1998 AND FOR THE SIX MONTHS ENDED
FEBRUARY 28, 1998 IS UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1. NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

        American Diversified Holdings, Inc. (the "Company") was organized on February 4, 1997 as a provider of financial services in the United States and Europe. As a development-stage enterprise, the Company has devoted most of its resources since inception to raising capital and implementing the first stages of its business plan. The Company's fiscal year ends on the last day of each August.

        The Company has established two wholly owned subsidiaries since its inception:

                                                                      Planned Operation
                                                           ---------------------------------------
American Diversified AG Wertpapierhandelsbank ("ADAG")     Provider of financial services in Germany

American Diversified Asset Management, Inc. ("ADAM")       Investment adviser to planned mutual funds

A summary of the Company's significant accounting policies follows:

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS: Cash equivalents include highly liquid debt instruments which have a maturity of three months or less from the date of purchase and other highly liquid investments which are readily convertible into cash.
Cash equivalents are stated at cost which approximates market value.

EQUIPMENT: Equipment is reported at cost and includes expenditures for major improvements. Depreciation will be determined using accelerated methods based on three to five year estimated useful lives. The equipment was placed in service during the six months ended February 28, 1998.

FOREIGN CURRENCY TRANSACTIONS: The Company has agreed to fund any cash flow deficits incurred by ADAG, its European subsidiary. Until such time that ADAG generates sales revenue the parents functional currency (U.S. $) will be considered ADAG's functional currency for financial reporting purposes.

INVESTMENT IN DEBT SECURITIES: The Company's investment in debt securities consists of mortgage-backed securities which are classified as available-for-sale. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity.

Premiums and discounts on investments in debt securities are amortized over the contractual lives of those securities, except for mortgage-backed securities for which prepayments are probable and predictable which are amortized over the estimated expected lives of those securities. The method of amortization results in a constant effect yield on those securities (the interest method). Interest on debt securities is recognized in income as earned. Realized gains and losses are determined on the basis of specific identification.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF FEBRUARY 28, 1998 AND FOR THE SIX MONTHS ENDED
FEBRUARY 28, 1998 IS UNAUDITED)
--------------------------------------------------------------------------------

INCOME TAXES: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of cash and cash equivalents, debt securities and capital stock subscriptions receivable approximates carrying amounts because of the short term nature of those instruments.

BASIC LOSS PER COMMON SHARE: The basic loss per common share is based on the net loss from operations and the weighted average number of shares of common stock outstanding during the period. Common shares issuable upon conversion of preferred stock have not been included in the computation because their inclusion would have had an antidilutive effect (reduced the loss per common share).

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

INTERIM FINANCIAL STATEMENTS: The accompanying financial statements as of February 28, 1998 and for the six months ended February 28, 1998 are unaudited, but in the opinion of management, include all adjustments consisting of normal recurring adjustments necessary for a fair presentation of results of operations for the interim period. Results for the six months ended February 28, 1998 are not necessarily indicative of the results that may be expected for the year ending August 31, 1998.

NOTE 2. INVESTMENT IN DEBT SECURITIES

The following is a summary of the Company's investment in available-for-sale securities which consist entirely of mortgage-backed securities as of February 28, 1998:


    Amortized cost                                              $1,193,049

    Gross unrealized gains                                              --

    Gross unrealized losses                                             --
                                                                ----------
  Fair value                                                    $1,193,049
                                                                ==========

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has effectively operated out of the offices and residences of the founding stockholders in the United States and Germany. Legal and other services provided by the Company's stockholders and reported as operating expenses in the accompanying financial statements totaled $166,822 (unaudited) during the six months ended February 28, 1998 and $19,639 in the period ended August 31, 1997.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF FEBRUARY 28, 1998 AND FOR THE SIX MONTHS ENDED
FEBRUARY 28, 1998 IS UNAUDITED)
--------------------------------------------------------------------------------

NOTE 4. LEASE COMMITMENT

In July 1997, ADAG entered into a long term lease for office facilities in Berlin, Germany. The lease provides for a monthly payment of 5,642 Deutschmarks and expires in 2002. The lease agreement also requires ADAG to pay monthly utilities and value added taxes. Future minimum lease commitments at August 31, 1997 are as follows:


                          1998                   $  38,827

                          1999                      40,667

                          2000                      42,467

                          2001                      44,287

                          2002                      14,964
                                                 ----------
                                                 $  181,212
                                                 ==========

NOTE 5. PREFERRED STOCK OFFERING

The Company's Board of Directors has authorized the issuance of 5,000,000 shares of Series A 9% cumulative convertible redeemable preferred stock. The cumulative dividends are payable semi-annually, when and as declared, at an annual rate of $.09 per share commencing January 1, 1998. The Company may at its option, and subject to certain notification provisions, redeem all or a portion of the preferred stock at the price of $1.00 per share, plus any accrued and unpaid dividends. The stockholders do not have the right to demand redemption of the Series A 9% cumulative convertible preferred stock. Each share is convertible at the option of the holder into common stock at the rate of three preferred shares for one share of common stock. In addition, each share of preferred stock shall be automatically converted into shares of common stock at a conversion price equal to the initial issue price of the preferred shares, subject to certain adjustments, immediately upon the closing of a sale of the Company's common stock in a public offering under the Securities Act of 1933, that results in net proceeds to the Company of at least $10,000,000.

The Company commenced the sale of preferred stock in Germany under Regulation S, guidelines established under the Securities Act of 1933 for Securities offers made outside of the United States during August 1997. The Offering is registered with the ABundesaufsichtsamt fuer Wertpapierhandel@, the German governmental agency which regulates German securities transactions. As of August 31, 1997 the Company received subscriptions for 162,495 preferred shares. Subscriptions receivable of $117,000 for these shares were collected by September 1997.

UNAUDITED: During the six months ended February 1998 the Company received subscriptions for an additional 3,351,996 shares of Series A 9% cumulative convertible redeemable preferred stock of which $1,427,058 were collected before February 28, 1998 and $1,842,464 collected before April 14, 1998. All subscriptions for the preferred stock were from unaffiliated investors.

NOTE 6. INCOME TAXES

The Company has approximately $30,000 of federal and state operating loss carryforwards, which may be utilized to offset future taxable income. The federal operating loss carryforwards expire in 2012 and the state operating loss carryforwards expire in 2002. The tax benefit recognized for the net operating loss has been offset by an equal increase in the valuation allowance for deferred taxes resulting in no income tax expense or benefit reflected in the accompanying statement of operations.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF FEBRUARY 28, 1998 AND FOR THE SIX MONTHS ENDED
FEBRUARY 28, 1998 IS UNAUDITED)
--------------------------------------------------------------------------------

NOTE 7. EVENTS SUBSEQUENT TO AUGUST 31, 1997

In September 1997, the Company received additional subscriptions for 1,358,547 additional shares of preferred stock. Also in September 1997, the Company issued 9,000,000 (prior to ten-for-one stock split, see below) shares of its common stock in exchange for a note receivable (see Note 8) from an affiliate of one of the Company's shareholders.

In November 1997, the Company's Board of Directors approved a ten-for-one stock split which increased the number of authorized voting and non-voting shares to 110,000,000. All transactions in the Company's common stock and the earnings per common share for the periods presented have been adjusted to give retroactive effect to the stock split as if it had occurred at inception.

On November 24, 1997, the Company signed an agreement to effect a merger with James Buchanan Rea, Inc. ("JBRI") the investment advisor and distributor of the Rea-Graham Balanced Fund (the "Fund") since 1982. The merger is subject to the approval of the Fund's shareholders. The merger, which will be accounted for as a purchase, will be affected by an exchange of 2,375,000 shares of common stock and cash of $160,875 for the common stock of JBRI.

On March 31, 1998, the merger of JBRI with and into ADAM became effective.

NOTE 8. NOTE RECEIVABLE FROM STOCKHOLDERS (UNAUDITED)

In connection with the Company's founding, a group of stockholders contributed their ownership of a "Bearer Note" secured by a first mortgage on certain real property in Berlin. The note with a face amount 17.5 million Deutschmarks was valued at $9,773,260 is due on December 31, 1999 and accumulates interest at 4% per annum. For U.S. accounting purposes the capital contribution and the accumulated interest thereon of $165,665 are reported as common stock issued and the note receivable from stockholders is reflected as a reduction of stockholders' equity until such time the note and accumulated interest are converted to cash.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF FEBRUARY 28, 1998 AND FOR THE SIX MONTHS ENDED
FEBRUARY 28, 1998 IS UNAUDITED)
--------------------------------------------------------------------------------

              UNAUDITED PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited proforma consolidated financial statements presented on the following pages reflect the proforma effect of the acquisition of James Buchanan Rea, Inc. ("JBRI") and the issuance of notes payable and common stock, as described in the accompanying notes. The proforma adjustments have been applied to the historical unaudited consolidated balance sheet of the Company as of February 28, 1998, the historical consolidated statement of operations for the fiscal periods ended August 31, 1997 and February 28, 1998, the audited balance sheet of JBRI as of December 31, 1997 and the unaudited statements of operations of JBRI for the nine months ended September 30, 1997 and six months ended December 31, 1997. The acquisition will be accounted for using the purchase method of accounting. For purposes of the proforma statements, the purchase price of the assets of JBRI has been allocated to the acquired net assets based on information currently available with regard to the values of such net assets. Final adjustments to recorded amounts may differ from the proforma adjustments presented herein. The proforma statements should be read in connection with the notes thereto.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

UNAUDITED PROFORMA CONSOLIDATED BALANCE SHEET
FEBRUARY 28,1998


ASSETS                                             Historical    Adjustments     As Adjusted
---------------------------------------------------------------------------------------------
Cash and cash equivalents                        $   306,662     $ 11,366(1)(2)  $  317,998
Debt securities                                    1,193,049           --         1,193,049
Accounts receivable                                       --       13,922(2)         13,922
Capital stock subscriptions receivable             1,842,464           --         1,842,464
Prepaid expenses                                     297,592        3,823(2)        301,415
Equipment                                             40,930       45,344(2)         86,274
Goodwill                                                  --      335,866(2)        335,866
                                                 ------------------------------------------
                                                 $ 3,680,697     $410,321        $4,091,018
                                                 ==========================================

LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------
Liabilities:
   Accounts payable and accrued expenses         $   615,038     $ 11,946(2)     $  626,984
   Bank overdraft                                    419,911           --           419,911
   Note payable to affiliate                              --      160,875(1)        160,875
                                                 ------------------------------------------
                                                   1,034,949      172,821         1,207,770
                                                 ------------------------------------------

Stockholders Equity:
   Series A 9% convertible redeemable
   cumulative preferred stock, $.001
   par value: 5,000,000 shares authorized
Issued and outstanding, 1,432,538 shares           1,427,058           --         1,427,058

Subscription for but not paid for and
   not issued, 2,081,953 shares                    2,081,953           --         2,081,953

Common stock, $.001 par value
   110,000,000 shares authorized; issued
   and outstanding 100,652,000                    10,107,429      237,500(2)     10,344,929

Unpaid subscription as of April 17,1998             (239,489)          --          (239,489)
Deficit accumulated during the
   development stage                                (792,278)          --          (792,278)
Note receivable from stockholders                 (9,938,925)          --        (9,938,925)
                                                 -------------------------------------------
                                                   2,645,748      237,500         2,883,248
                                                 -------------------------------------------
                                                 $ 3,680,697    $ 410,321       $ 4,091,018
                                                 ===========================================

See Notes to Unaudited Proforma Consolidated Financial Statements

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS
PERIOD FROM FEBRUARY 4, 1997 (INCEPTION) TO AUGUST 31, 1997

                                   Historical                      Purchase
                                    American          JBRI        Accounting
                                   Diversified       Note (A)     Adjustments      Proforma
----------------------------------------------------------------------------------------------
Revenue                           $       --         $  96,968     $      --      $    96,968
                                  ------------------------------------------------------------

Expenses(Note 2):
 Travel and entertainment             22,486                --            --            22,486
 Employee compensation and
 benefits                             20,841            84,027            --           104,868
 Professional fees                    66,474             9,075            --            75,549
 Advertising and promotion             7,220            16,087            --            23,307
 Insurance                                --            17,344            --            17,344
 Administrative                       22,506            17,796            --            40,302
 Depreciation and amortization            --             2,663        13,062(4)         15,725
 Interest                                 --                --         7,900(3)          7,900
                                  ------------------------------------------------------------
                                     139,527           146,992        20,962           307,481
                                  ------------------------------------------------------------

(Loss) before income taxes          (139,527)          (50,024)      (20,962)         (210,513)

Income taxes                                                --            --(7)             --
                                  ------------------------------------------------------------
Net (loss)                        $ (139,527)        $ (50,024)    $ (20,962)      $  (210,513)
                                  =============================================================

Average common shares
 outstanding                      10,000,000                       2,375,000        12,375,000
                                  -------------------------------------------------------------

Basic and fully diluted (loss)
 per common share                 $    (0.01)        $     --      $      --       $     (0.01)
                                  =============================================================

Note A - JBRI unaudited results of operations are for the nine months ended
         September 30, 1997


See Notes to Unaudited Proforma Consolidated Financial Statements.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS
SIX MONTHS ENDED FEBRUARY 28, 1998

                                  Historical                         Purchase
                                   American           JBRI          Accounting
                                  Diversified        Note (B)       Adjustments     Proforma
-----------------------------------------------------------------------------------------------
Revenue                          $     --          $    82,010     $      --       $    82,010
                                 -------------------------------------------------------------

Expenses(Note 2):
 Travel and entertainment             70,845                --            --            70,845
 Employee compensation and
 benefits                            194,902            57,245            --           252,147
 Professional fees                   161,522             2,685            --           164,207
Advertising and promotion             95,299             2,631            --            97,930
 Administrative                      130,183            17,796            --           147,979
 Depreciation and amortization            --             1,775        11,196(6)         12,971
 Interest                                 --                --         6,837(5)          6,837
                                 -------------------------------------------------------------
                                     652,751           111,411        18,033           781,995
                                 -------------------------------------------------------------

(Loss) before income taxes          (652,751)          (29,401)      (18,033)         (700,185)

Income taxes                              --                --            -- (7)            --
                                 -------------------------------------------------------------
Net (loss)                       $  (652,751)      $   (29,401)    $ (18,033)      $  (700,185)
                                 =============================================================

Average common shares
 outstanding                     100,409,333                       2,375,000       102,784,333
                                 -------------------------------------------------------------

Basic and fully diluted (loss)
 per common share                $     (0.01)      $        --     $      --       $     (0.01)
                                 =============================================================


Note B -- JBRI unaudited results of operations are for the six months ended
          December 31, 1997

See Notes to Unaudited Proforma Consolidated Financial Statements.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUDITED PROFORMA CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The unaudited proforma consolidated balance sheet is presented as if the acquisition and financing had occurred on February 28, 1998. The unaudited proforma consolidated statement of operations for the period from February 4, 1997 (inception) through August 31, 1997 was prepared as if the acquisition and financing had occurred on February 4, 1997. The unaudited proforma consolidated statement of operations for the six months ended February 28, 1998 was prepared as if the acquisition and financing had occurred on September 1, 1997.

These proforma financial statements are not necessarily indicative of the financial position or results of operations that might have occurred had the acquisition and financing taken place at the beginning of the period or as of February 28, 1998, or to project the Company's financial position or results of operations at any future date or for any future period.

Adjustments were made as follows:

   (1) Record issuance of notes payable to affiliate for cash portion of purchase price

        Cash                                     160,875
               Notes payable                                          160,875

   (2)  Record purchase of the net assets of JBRI in
        exchange for cash and stock. Value assigned
        to common stock issued for majority interest
        reflects a premium of 45% over the cash paid
        to minority shareholders of JBRI.
        Purchase price allocated as follows:
        Cash, receivables and other assets       29,111
        Property and equipment                   45,344
        Goodwill                                335,866
               Accounts payable                                        11,946
               Cash                                                   160,875
               Common stock                                           237,500

   (3) Record interest on notes payable at an annual rate of 8.5%, for the period from February 4, 1997 through August 31, 1997.

        Interest expense                                                7,900
                                                                      -------
   (4)  Record amortization of goodwill over a
        period of 15 years for the period
        February 4, 1997 through August 31,1997

        Amortization expense                                           13,062
                                                                      -------
   (5)  Record interest on notes payable at an
        annual rate of 8.5%, for the six
        months ended February 28, 1998.

        Interest expense                                                6,837
                                                                      -------
   (6)  Record amortization of goodwill over a
        period of 15 years for the six
        months ended February 28, 1998

        Amortization expense                                           11,196
                                                                      -------
   (7)  The tax benefit for the proforma
        adjustments has been offset by an equal
        increase in the valuation allowance for
        deferred taxes resulting in no
        income tax expense or benefit reflected
        in the purchase accounting adjustments

                      [McGladrey & Pullen, LLP letterhead]


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
James Buchanan Rea, Inc.
Los Angeles, California

We have audited the accompanying balance sheets of James Buchanan Rea, Inc. as of December 31, 1997 and 1996, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Buchanan Rea, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                    /s/ McGladrey & Pullen, LLP
                                                    ----------------------------
                                                        MCGLADREY & PULLEN, LLP


New York, New York
March 16, 1998, except
for the last paragraph
of Note 9 as to which the
date is March 31, 1998

JAMES BUCHANAN REA, INC.

BALANCE SHEETS
DECEMBER 31, 1997 AND 1996


ASSETS                                              1997            1996
--------------------------------------------------------------------------

Cash and cash equivalents                         $ 11,336        $ 60,838
Accounts receivable:
   Investment advisory fees                          8,462          12,043
   Distribution fees                                 2,951           3,363
   Other                                             2,539
Prepaid expenses                                     2,136           2,527
Property and equipment, net (Note 2)                45,344          48,495
Deposits                                             1,687           1,387
                                                  ------------------------
                                                  $ 74,455        $128,653
                                                  ========================

LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------

Liabilities:
   Accounts payable and accrued expenses          $  7,744        $  5,233
   Dealer service fees payable                       4,202           5,057
                                                  ------------------------
                                                    11,946          10,290
                                                  ------------------------

Stockholders' Equity (Note 6):
   Common stock, no par value; authorized,
    issued and outstanding 100,000 shares            7,500           7,500
   Additional paid-in capital                      198,735         184,735
   Accumulated deficit                            (143,726)        (73,872)
                                                  ------------------------
                                                    62,509         118,363
                                                  ------------------------
                                                  $ 74,455        $128,653
                                                  ========================

See Notes to Financial Statements.

JAMES BUCHANAN REA, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                 1997            1996
-----------------------------------------------------------------------
Revenue:
   Commissions (Note 4)                       $     304       $     590
   Advisory fees (Note 4)                       104,109         119,035
   Distribution fees (Note 4)                    36,647          42,582
   Interest                                       1,059           3,852
   Other                                          3,000
                                              -------------------------
                                                145,119         166,059
                                              -------------------------
Expenses (Note 4):
   Employee compensation and benefits           112,455         114,662
   Communications                                 2,921           1,613
   Occupancy and equipment rental                15,323          16,385
   Taxes other than income taxes                    800           1,195
   Other operating expenses                      83,474          80,531
                                              -------------------------
                                                214,973         214,386
                                              -------------------------
       (Loss) before income taxes               (69,854)        (48,327)

Federal and state income taxes (Note 7)
                                              -------------------------
       NET (LOSS)                             $ (69,854)      $ (48,327)
                                              =========================
Weighted average number of common shares
  outstanding                                   100,000         100,000
                                              =========================
Net (loss) per common share                   $  (0.70)       $   (0.48)
                                              =========================

See Notes to Financial Statements.

JAMES BUCHANAN REA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                     Additional                         Total
                                       Common         Paid-in      Accumulated     Stockholders
                                       Stock          Capital         Deficit         Equity
------------------------------------------------------------------------------------------------

Balance, December 31, 1995             $7,500        $184,735       $ (25,545)        $166,690
   Net (loss)                                                         (48,327)         (48,327)
                                   ------------------------------------------------------------

Balance, December 31, 1996             $7,500         184,735         (73,872)         118,363

   Additional contributions                            14,000                           14,000
   Net (loss)                                                         (69,854)         (69,854)
                                   ------------------------------------------------------------

BALANCE, DECEMBER 31, 1997             $7,500        $198,735       $(143,726)        $ 62,509
                                   ============================================================

See Notes to Financial Statements.

JAMES BUCHANAN REA, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                         1997            1996
------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net (loss)                                                          $(69,854)       $(48,327)
   Adjustments to reconcile net (loss) to net cash
     (used in) operating activities:
       Depreciation and amortization                                      3,550           3,496
       Change in assets and liabilities:
         Decrease in receivables                                          3,993           2,155
         Increase in prepaids and other assets                           (2,448)          1,065
         Increase (decrease) in accounts payable
           and accrued expenses                                           2,511             610
         (Decrease) in dealer service fees payable                         (855)         (1,276)
                                                                       -------------------------

       NET CASH (USED IN) OPERATING ACTIVITIES                          (63,103)        (42,277)
                                                                       -------------------------
Cash Flows from Investing Activities
   Purchase of property and equipment                                      (399)
                                                                       -------------------------

Cash Flows from Financing Activities
   Contribution of capital                                               14,000
                                                                       -------------------------
       (DECREASE) IN CASH AND CASH EQUIVALENTS                          (49,502)        (42,277)

Cash and Cash Equivalents
   Beginning                                                             60,838         103,115
                                                                       -------------------------
   Ending                                                              $ 11,336        $ 60,838
                                                                       =========================

See Notes to Financial Statements.

JAMES BUCHANAN REA, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

James Buchanan Rea, Inc. (the Company) is engaged as the investment advisor and principal underwriter of the Rea- Graham Funds Inc. (the Fund). The Company also conducts business as an authorized dealer in Fund shares.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

SIGNIFICANT ACCOUNTING POLICIES

SECURITIES TRANSACTIONS: Securities transactions and related commission income and expense are recorded on a trade date basis.

REVENUE RECOGNITION: Advisory fees and distribution fees are recognized as earned.

CASH EQUIVALENTS: Cash equivalents include debt instruments which have a maturity of three months or less from the date of purchase and other highly liquid investments which are readily convertible into cash. Cash equivalents are stated at cost which approximates market value.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost and include expenditures for additions and major improvements. Depreciation is determined principally by the double-declining-balance method and is based on the following estimated useful lives:

                                                                   Life
                                                                 in Years
                                                                 --------

Automobiles                                                            5
Capital improvements to executive office                          5 - 31
Furniture and equipment                                            5 - 7

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of cash and cash equivalents approximate the carrying amount because of the short maturity of those instruments.

NET LOSS PER COMMON SHARE: The net loss per common share is based on the net loss from operations and the weighted average number of shares of common stock outstanding during each year.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

JAMES BUCHANAN REA, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1997 and 1996 is summarized as follows:

                                                      1997            1996
                                                   -------------------------
Automobiles                                        $               $  7,525
Capital improvements to executive office             66,925          66,925
Furniture and equipment                              29,371          28,972
                                                   -------------------------
                                                     96,296         103,422
Less accumulated depreciation                       (50,952)         54,927
                                                   -------------------------
                                                   $ 45,344        $ 48,495
                                                   =========================

NOTE 3. PROFIT SHARING PLAN

The Company participates in an employee profit sharing plan which covers all full-time employees. Annual contributions to the profit sharing plan are determined by the Board of Directors. No contributions were made to the profit sharing plan for 1997 and 1996.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is retained as the investment advisor to the Rea-Graham Fund, Inc. (the "Fund"). Under the terms of the agreement, the Company receives a monthly fee of 1/12 of 1% of the first $20,000,000 of the Fund's net assets on the last business day of the month, 1/12 of .75% of the next $80,000,000, 1/12 of .5% of the next $100,000,000, and 1/12 of .45% of monthly net assets in excess of $200,000,000.

The Company shares office space, personnel and other administrative costs with the Fund. Total administrative expenses allocated to the Fund for the years ended December 31, 1997 and 1996 aggregated $31,233 and $30,004, respectively.

On February 28, 1990, the shareholders of the Fund approved a Plan of Distribution for the Fund (the Plan). The Plan provides that the Fund will pay monthly to the Company a distribution fee charged against the assets of the Fund and equal on an annual basis to .35% of the Fund's average daily net assets, commencing on April 1, 1990. Distribution fees received for the years ended December 31, 1997 and 1996 were $36,647 and $42,582, respectively. Included in other operating expenses is $17,309 and $22,269 representing trail commissions passed on to other dealers in 1997 and 1996, respectively.

As principal underwriter and authorized dealer in Fund shares, the Company received commissions of $304 and $590, during 1997 and 1996, respectively.

NOTE 5. TOTAL RENTAL EXPENSE

Total rent expense, exclusive of Fund allocated expenses (Note 4) and net of sublease rental income of $14,119 in 1995, amounted to $9,133 and $9,380 for the years ended December 31, 1997 and 1996, respectively.

JAMES BUCHANAN REA, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 6. NET CAPITAL

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one.

The Company's net capital, required net capital, and net capital ratio as of December 31, 1997 and 1996 were as follows:

                                                  1997        1996
                                                ---------------------
     Net Capital                                $ 10,199    $58,920
                                                ---------------------

     Required net capital                       $  5,000    $ 5,000
                                                ---------------------

     Net capital ratio                          1.17 to 1   .17 to 1
                                                -- ------------------

NOTE 7. INCOME TAXES

The Company has approximately $195,000 and $181,000 of federal and state operating loss carryforwards, respectively, which may be utilized to offset future taxable income as of December 31, 1997. The federal operating loss carryforwards expire from years 2009 to 2012 and the state operating loss carryforwards from years 1999 to 2002. For the years ended December 31, 1997 and 1996, tax benefits recognized for net operating losses were offset by equal increase in the valuation allowance for deferred taxes resulting in no income tax expense or benefit reflected on the Statements of Operations.

NOTE 8. OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities, relative to customer transactions. Off-balance-sheet risk exists due to the possibility that customers may be unable to fulfill their contractual commitments, in which case the clearing broker-dealer may charge to the Company any losses it incurs. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 9. PENDING MERGER

On November 24, 1997, the Company entered into an agreement to merge with American Diversified Asset Management, Inc. (American Diversified) with American Diversified to be the survivor of the merger. The merger will be affected by an exchange of 2,375,000 shares of common stock of American Diversified and cash of $160,875 for the common stock of the Company. The cash proceeds will be utilized to retire the stock of the minority shareholders of the Company. The merger was approved by the shareholders of the Fund on January 12, 1998.

On March 31, 1998, the Company's merger into American Diversified Holdings, Inc. became effective.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AMERICAN DIVERSIFIED HOLDINGS, INC.
                                                  (Registrant)


Date:  September 23, 1998               By /s/ PETER HARTMANN
                                           --------------------------------
                                               Peter Hartmann
                                               Chairman of the Board

                                  EXHIBIT INDEX


EXHIBIT                                                                         SEQUENTIALLY
NUMBER                                DESCRIPTION                                 NUMBERED
-------                               -----------                               ------------
  2.1     Articles of Incorporation*

  2.1.1   Amendment to Articles of Incorporation dated April 1, 1997**

  2.1.2   Amendment to Articles of Incorporation dated November 20, 1997**

  2.1.3   Amendment to Articles of Incorporation dated January 12, 1998**

  2.1.4   Certificate of Designation re: Series A Preferred Stock, dated
          February 4, 1998**

  2.2     Bylaws of the registrant*

  4.1     Specimen of Common Stock of Registrant*

  4.2     Specimen of Series A Preferred Stock of Registrant**

  6.1     Form of Investment Advisory Agreement of ADAM with Rea-Graham
          Balanced Fund, Inc.**

  6.2     Form of Investment Sub-Advisory Agreement of ADAM with Ladas &
          Hulings, Inc.**

  8.1 Plan and Agreement of Merger and Reorganization among JBRI, ADAM, the Company and certain shareholders of JBRI.*

  9.1     Employment Agreement among Registrant, ADAM and James B. Rea, Jr.**

  9.1.2   Employment Agreement between Registrant and Roland Kuettner.**

  9.1.3   Employment Agreement between Registrant and Peter Hartmann.+

----------------
  *       Previously filed with the original Registration Statement on January
          14, 1998.

  ** Previously filed with Amendment No. 1 to the Registration Statement on Form 10-SB on May 11, 1998.

  + Previously filed with the Company's Registration Statement on Form SB-2 (333-62489).